Delisting Determination,The Nasdaq Stock Market, LLC,
February 21, 2008, Home Solutions of America, Inc. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Home Solutions of America, Inc. (the Company), effective at the opening of business on March 3, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange for failure to meet the requirements of the following
Marketplace Rule: 4310(c)(14). The Company was notified of
Staffs determinations on November 16, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Before the scheduled hearing date, on January 3, 2008, the Company withdrew its request for a hearing. Trading in the Companys securities was suspended on January 7, 2008. The Staff/Panels
Determination to delist the Company became final on February 19, 2008.